02035070

P.E 5-1-02

1-15012

MAY 6

EXECUTION COPY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2002

HANARO TELECOM, INC.
(Name of the Registrant)

Kukje Electronics Center Bldg., 24th Floor
Seocho-dong 1445-3, Seocho-ku
Seoul, Korea 137-728
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _√_ Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No _√_

Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K, audited consolidated financial statements of the Company and its subsidiaries as of December 31, 2001 and 2000, filed with KOSDAQ and the Financial Supervisory Commission of Korea on April 26, 2002.

HANARO TELECOM, INC.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2001 AND 2000
TOGETHER WITH AUDITORS' REPORT

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

English Translation of a Report Originally Issued in Korean

To the Shareholders and Board of Directors of
Hanaro Telecom, Inc.:

We have audited the accompanying consolidated balance sheets of Hanaro Telecom, Inc. and its subsidiaries (collectively referred to as the "Company") as of December 31, 2000 and 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended, all expressed in Korean won. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Company for the year ended December 31, 1999 were audited by PricewaterhouseCoopers, whose report dated January 29, 2000 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanaro Telecom, Inc. and its subsidiaries as of December 31, 2000 and 2001, and the results of their operations, changes in shareholders' equity and their cash flows for the years then ended in conformity with financial accounting standards in the Republic of Korea.

The translated amounts in the accompanying financial statements have been translated into U.S. dollars, solely for the convenience of the reader, on the basis set forth in Note 2 to the financial statements.

Without qualifying our opinion, we draw attention to Note 1 of the financial statements which states that the operations of the Company have been affected, and may continue to be affected for the foreseeable future, by the general unstable economic conditions in the Republic of Korea and in the Asia Pacific region. The ultimate effect of these uncertainties on the financial position of the Company as of the balance sheet date cannot presently be determined.

As explained in Note 1 to the financial statements, during 2001, Hanaro Telecom, Inc. obtained a controlling interest of Dreamline Corporation and DreamX.net Co., an 82.4 percent-owned subsidiary of Dreamline Corporation through the acquisition of shares in Dreamline Corporation. As a result of such acquisition, Dreamline Corporation and DreamX.net Co. became consolidated subsidiaries of Hanaro Telecom, Inc.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

Seoul, Korea,
March 26, 2002

HANARO TELECOM, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2000 AND 2001

ASSETS	Korean Won 2000	Korean Won 2001	Translation into U.S. Dollars (Note 2) 2001
	(In millions)		(In thousands)
CURRENT ASSETS:			
Cash and cash equivalents (Note 3)	₩ 359,057	₩ 298,692	$ 227,402
Short-term financial instruments (Notes 4 and 5)	141,734	150,040	114,229
Marketable securities (Note 6)	15,460	50,744	38,633
Trade receivables, net of allowance for doubtful accounts of ₩1,013 million in 2000 and ₩4,880 million in 2001	78,348	150,889	114,876
Short-term loans, net of discount on present value of ₩17 million in 2000 and ₩444 million in 2001(Note 8)	743	10,705	8,150
Accounts receivable-other, net of discount on present value of ₩37 million in 2000 and allowance for doubtful accounts of ₩142 million in 2001	1,176	6,952	5,293
Accrued income	8,041	4,067	3,096
Prepaid expenses (Note 9)	28,701	31,339	23,859
Prepaid income tax	12,694	5,684	4,327
Advance payments	12,114	2,955	2,250
Forward exchange contracts (Note 17)	-	2,519	1,918
Inventories	31,371	14,691	11,184
Other current assets	19,701	4,800	3,654
	709,140	734,077	558,871
NON-CURRENT ASSETS:			
Long-term financial instruments (Notes 4 and 5)	28,479	1,261	960
Investment securities (Note 7)	21,915	63,606	48,425
Long-term accounts receivable-other, net of discount on present value of ₩175 million in 2000	829	-	-
Long-term loans, net of discount on present value of ₩5,534 million in 2000 and ₩6,594 million in 2001 (Note 8)	21,431	50,080	38,127
Key-money deposits (Note 22)	61,192	86,490	65,847
Long-term prepaid expenses (Note 9)	32,893	20,951	15,950
Deferred income tax assets (Note 21)	187	269	205
Property and equipment, net (Notes 2, 10, 13, 15 and 25)	2,438,865	3,146,589	2,395,576
Intangibles (Notes 11, 12 and 25)	36,315	942	718
	2,642,106	3,370,188	2,565,808
Total Assets	₩ 3,351,246	₩ 4,104,265	$ 3,124,679

(continued)

HANARO TELECOM, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2000 AND 2001

LIABILITIES AND SHAREHOLDERS' EQUITY	Korean Won 2000	Korean Won 2001	Translation into U.S. Dollars (Note 2) 2001
	(In millions)		(In thousands)
CURRENT LIABILITIES:			
Trade payables	₩ 118,616	₩ 104,763	$ 79,759
Other accounts payable	408,147	368,141	280,275
Short-term borrowings (Note 14)	108,696	70,613	53,760
Current maturities of long-term debt, net of discount on debentures of ₩34 million in 2000 and ₩1,032 million in 2001 (Notes 13 and 15)	86,676	326,217	248,357
Advance received (Note 16)	1,002	101,551	77,313
Accrued expenses	18,113	37,087	28,236
Withholdings	5,310	5,127	3,903
Other current liabilities	3,068	24,514	18,662
	749,628	1,038,013	790,265
LONG-TERM LIABILITIES:			
Long-term debt, net of current portion (Note 15)	100,522	230,643	175,595
Debentures, net (Note 15)	771,933	1,029,371	783,686
Long-term obligations under capital leases, net of current portion (Note 13)	49,270	57,508	43,782
Long-term advance received (Note 16)	-	155,482	118,372
Accrued severance indemnities, net of payments to National Pension of ₩466 million in 2000 and ₩371 million in 2001 and severance insurance deposits of ₩609 million in 2000 and ₩3,308 million in 2001 (Note 2)	9,757	17,740	13,506
Guarantee deposits received	3,058	7,116	5,418
	934,540	1,497,860	1,140,359
Total Liabilities	1,684,168	2,535,873	1,930,624
COMMITMENTS AND CONTINGENCIES (Note 23)			
SHAREHOLDERS' EQUITY (Note 18):			
Capital stock, ₩5,000 par value; authorized 480,328,800 shares; issued and outstanding 264,000,000 shares in 2000 and 2001	1,320,000	1,320,000	1,004,949
Paid-in capital in excess of par value	689,175	689,175	524,686
Other capital surplus	-	257	195
Accumulated deficit (net loss of ₩305,170 million in 2000 and ₩245,902 million in 2001)	(343,539)	(590,365)	(449,459)
Capital adjustments:			
Stock compensation (Note 19)	1,802	2,890	2,200
Valuation loss on investments, net (Note 7)	(1,820)	(669)	(509)
Foreign-based operations translation credit	3	6	4
Minority interest	1,457	147,098	111,989
Total Shareholders' Equity	1,665,621	1,568,392	1,194,055
Total Liabilities and Shareholders' Equity	₩ 3,351,246	₩ 4,104,265	$ 3,124,679

The accompanying notes are an integral part of these statements.

HANARO TELECOM, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

	Korean Won 1999	Korean Won 2000	Korean Won 2001	Translation into U.S. Dollars(Note 2) 2001
	(In millions, except per share amount)			(In thousands, except per share amount)
OPERATING REVENUE (Notes 22 and 25)	₩ 23,482	₩ 342,804	₩ 830,721	$ 632,448
OPERATING EXPENSES (Note 20)	163,739	647,415	1,001,335	762,341
OPERATING LOSS	(140,257)	(304,611)	(170,614)	(129,893)
NON-OPERATING INCOME:				
Interest income	34,876	57,578	26,506	20,180
Gain on valuation of marketable securities	7,231	14	5,271	4,013
Gain on disposal of marketable securities	23,654	-	190	145
Gain on disposal of investments	-	-	1,387	1,056
Gain on foreign currency transactions	83	2,011	6,522	4,965
Gain on foreign currency translation	-	21	538	409
Gain on valuation of forward exchange contract (Note 17)	-	-	2,519	1,918
Other	363	1,916	6,574	5,005
	66,207	61,540	49,507	37,691
NON-OPERATING EXPENSES:				
Interest expense	12	44,011	107,231	81,637
Loss on valuation of marketable securities	20	9,682	-	-
Loss on disposal of marketable securities	1,585	2,200	5	4
Loss on disposal of trade receivables (Note 16)	-	-	4,100	3,122
Loss on foreign currency transactions	15	163	4,781	3,640
Loss on foreign currency translation	-	7,143	7,031	5,353
Impairment loss on investment securities (Note 7)	-	-	2,115	1,610
Impairment loss on development costs (Note 11)	-	-	612	466
Provision for doubtful accounts, other	345	-	-	-
Donations	799	726	743	565
Other	21	91	1,083	824
	2,797	64,016	127,701	97,221
LOSS BEFORE INCOME TAX	(76,847)	(307,087)	(248,808)	(189,423)
INCOME TAX BENEFIT (EXPENSE) (Note 21)	5,568	(57)	(35)	(27)
MINORITY INTEREST LOSS	-	1,974	2,941	2,239
NET LOSS	₩ (71,279)	₩ (305,170)	₩ (245,902)	$ (187,211)
BASIC AND DILUTED LOSS PER SHARE (Note 2)	₩ (345)	₩ (1,184)	₩ (931)	$ (710)

The accompanying notes are an integral part of these statements.

HANARO TELECOM, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

	Korean Won (In millions)					
	Common Stock	Capital Surplus	Retained Earnings (Deficit)	Capital adjustments	Minority Interests	Total
Balance at December 31, 1998	₩ 920,061	₩ 31,229	₩ 32,416	₩ -	₩ -	₩ 983,706
Issuance of common stock on August 4, 1999 for cash (₩11,800 won per share)	279,939	379,198	-	-	-	659,137
Net loss for 1999	-	-	(71,279)	-	-	(71,278)
Compensation expense incurred in connection with stock options	-	-	-	195	-	195
Balance at December 31, 1999	1,200,000	410,427	(38,863)	195	-	1,571,759
Issuance of common stock on March 29, 2000 for cash (₩17,200 won per share)	120,000	278,748	-	-	3,431	402,179
Net loss for 2000	-	-	(305,170)	-	(1,974)	(307,144)
Cumulative effect on prior years of accounting changes	-	-	494	-	-	494
Compensation expense incurred in connection with stock options	-	-	-	1,607	-	1,607
Loss on valuation of investment securities	-	-	-	(1,820)	-	(1,820)
Foreign-based operations translation credit	-	-	-	3	-	3
Balance at December 31, 2000	1,320,000	689,175	(343,539)	(15)	1,457	1,667,078
Net loss for 2001	-	-	(245,902)	-	(2,047)	(247,949)
Deficit minority interest (Note 18)	-	-	(894)	-	-	(894)
Effect of changes in consolidated subsidiaries	-	-	-	-	147,098	147,098
Effect of changes in ownership interest	-	204	(29)	-	559	734
Disposal of investment securities in subsidiaries	-	53	(1)	-	31	83
Compensation expense incurred in connection with stock options (Note 19)	-	-	-	1,088	-	1,088
Gain on valuation of investment securities	-	-	-	1,151	-	1,151
Foreign-based operations translation credit	-	-	-	3	-	3
Balance at December 31, 2001	₩ 1,320,000	₩ 689,432	₩ (590,365)	₩ 2,227	₩ 147,098	₩ 1,568,392
Translation into U.S. Dollars (In thousands) (Note 2)	$ 1,004,949	$ 524,881	$ (449,459)	$ 1,695	$ 111,989	$ 1,194,055

The accompanying notes are an integral part of these statements.

HANARO TELECOM, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

	Korean Won			Translation into U.S. Dollars(Note 2)
	1999	2000	2001	2001
		(In millions)		(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net loss	₩ (71,279)	₩ (305,170)	₩ (245,902)	$ (187,211)
Adjustments to reconcile net loss to net cash used in operating activities:				
Stock compensation expense	195	1,802	1,088	828
Depreciation	43,797	187,269	327,498	249,332
Provision for severance indemnities	2,878	6,906	12,572	9,571
Provision for doubtful accounts	-	734	2,760	2,101
Amortization of discount on debentures	-	3,411	7,873	5,994
Recognition of long-term accrued interest	-	-	4,700	3,578
Employee fringe benefits	2,261	2,179	397	302
Loss on foreign currency translation	-	7,143	7,031	5,353
Loss on disposal of marketable securities	1,585	2,200	5	4
Loss on valuation of marketable securities	20	9,682	-	-
Impairment loss on investment securities	-	-	2,115	1,610
Gain on valuation of marketable securities	(7,231)	(14)	(5,271)	(4,013)
Gain on valuation of forward exchange contract	-	-	(2,519)	(1,918)
Gain on disposal of investments	-	-	(1,387)	(1,056)
Gain on disposal of marketable securities	(23,654)	-	(190)	(145)
Amortization of present value discount	-	(1,683)	(2,116)	(1,611)
Minority interests loss	-	(1,974)	(2,941)	(2,239)
Other, net	91	(258)	1,373	1,047
Changes in assets and liabilities resulting from operations:				
Increase in trade receivables	(9,463)	(68,887)	(53,766)	(40,934)
Decrease (Increase) in accounts receivable-other	723	(48)	(5,230)	(3,982)
Decrease (Increase) in accrued income	7,530	(2,388)	6,069	4,620
Decrease (Increase) in prepaid expenses	(471)	17,153	(2,046)	(1,558)
Decrease (Increase) in prepaid income taxes	(5,249)	2,756	7,459	5,679
Decrease (Increase) in advance payments	(15,546)	21,504	9,382	7,143
Increase in inventories	(20,240)	(286,015)	(78,145)	(59,494)
Decrease (Increase) in other current assets	(3,523)	(9,298)	13,769	10,483
Decrease in long-term prepaid expenses	-	3,938	11,941	9,091
Increase (Decrease) in trade payables	11,968	55,590	(14,104)	(10,738)
Increase (Decrease) in other accounts payable	-	205,548	(69,683)	(53,051)
Increase in accrued expenses	3,538	13,449	8,608	6,553
Increase (Decrease) in withholdings	1,725	2,680	(420)	(320)
Increase in other current liabilities	905	3,678	22,313	16,990
Increase in other long-term liabilities	-	-	5,873	4,471
Decrease in deferred income tax liabilities	(5,568)	-	-	-
Decrease (Increase) in payments to National Pension	(95)	135	112	85
Payments of severance indemnities	(1,197)	(1,924)	(3,524)	(2,683)
Net cash flows used in operating activities	(86,300)	(129,902)	(34,306)	(26,118)

(continued)

HANARO TELECOM, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

	Korean Won 1999	Korean Won 2000	Korean Won 2001	Translation into U.S. Dollars(Note 2) 2001
		(In millions)		(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:				
Disposal of marketable securities	₩ 276,650	₩ 2,867,516	₩ 630	$ 479
Collection of short-term financial instruments	-	2,478,483	502,754	382,759
Redemption of short-term loans	724	771	787	599
Redemption of long-term loans	1,978	1,683	332	253
Withdrawal of long-term financial instruments	945	1,449	27,496	20,933
Refund of key-money deposits	1,026	1,383	192	146
Proceeds from disposal of property and equipment	225	154	1,328	1,012
Disposal of investment securities	-	-	3,708	2,823
Withdrawal of severance insurance deposits	-	-	84	64
Acquisition of short-term financial instruments	(66,469)	(2,116,710)	(497,811)	(378,996)
Purchase of marketable securities	(269,056)	(2,575,766)	(30,444)	(23,178)
Payment of short-term loans	(33)	(266)	(27)	(20)
Purchase of investment securities	(100)	(24,932)	(56,734)	(43,193)
Acquisition of long-term financial instruments	(3,205)	(27,312)	(262)	(200)
Payment of long-term loans	(12,804)	(8,030)	(1,750)	(1,333)
Payment of key-money deposits	(19,541)	(27,830)	(3,972)	(3,024)
Acquisition of property and equipment	(436,850)	(1,587,276)	(506,000)	(385,230)
Acquisition of intangibles	(5,171)	(42,422)	(12,293)	(9,358)
Payment of severance insurance deposits	-	-	(1,954)	(1,488)
Net cash flows used in investing activities	(531,681)	(1,059,105)	(573,936)	(436,952)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Proceeds from short-term borrowings	80	108,918	63,653	48,460
Proceeds from long-term debt	39,973	79,394	129,306	98,444
Proceed from issuance of debentures	-	812,238	205,947	156,792
Proceeds from long-term obligation under capital leases	-	69,111	43,407	33,047
Proceeds from issuance of common stock	659,137	398,797	-	-
Receipt of long-term advances	-	-	309,000	235,249
Proceeds from issuance of minority interests	-	3,431	794	604
Repayment of short-term borrowings	-	(1,748)	(111,468)	(84,863)
Repayment of long-term debt	-	(3,357)	(86,570)	(65,908)
Repayment of long-term obligation under capital leases	-	(155)	-	-
Refund of long-term advances	-	-	(55,900)	(42,558)
Other, net	-	26	(161)	(120)
Net cash flows provided by financing activities	699,190	1,466,655	498,008	379,147
INCREASE FROM CHANGES IN CONSOLIDATED SUBSIDIARIES	-	70	49,869	37,966
NET INCREASE (DECREASE) IN CASH	81,209	277,718	(60,365)	(45,957)
CASH, BEGINNING OF YEAR	130	81,339	359,057	273,359
CASH, END OF YEAR	₩ 81,339	₩ 359,057	₩ 298,692	$ 227,402

(continued)

HANARO TELECOM, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	Korean Won			Translation into U.S. Dollars(Note 2)
	1999	2000	2001	2001
		(In millions)		(In thousands)
NON-CASH TRANSACTIONS:				
Transfer of long-term loans to current portion	₩ 784	₩ 589	₩ 10,702	$ 8,148
Transfer of long-term accounts receivable to current portion	-	465	-	-
Transfer of accounts receivable-other to key-money deposits	-	-	502	382
Transfer of long-term accounts receivable to key-money deposits	-	-	1,004	765
Transfer of inventories to prepaid expenses	3,931	41,287	-	-
Transfer of inventories to long-term prepaid expense	7,432	29,398	-	-
Transfer of inventories to property and equipment	24,723	204,592	94,826	72,193
Transfer of property and equipment to inventories	-	12,923	-	-
Transfer of debentures to current portion	-	43,715	180,994	137,795
Transfer of long-term debt to current portion	-	21,117	32,767	24,946
Transfer of long-term obligation under capital leases to current portion	-	21,703	35,733	27,204
Transfer of long-term advance received to current portion	-	-	97,618	74,319
Transfer of depreciation to construction-in-progress	679	393	-	-
Transfer of depreciation to intangibles	-	262	386	294
Transfer of key-money deposits to accounts receivable-other	502	-	-	-
Transfer of key-money deposits to long-term accounts receivable-other	1,506	-	-	-
Recognition of gain on valuation of investment securities as capital adjustments	-	-	1,151	877
Recognition of loss on valuation of investment securities as capital adjustments	-	1,820	-	-

The accompanying notes are an integral part of these statements.

HANARO TELECOM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1999, 2000 AND 2001

1. GENERAL:

(1) Hanaro Telecom, Inc.

Hanaro Telecom, Inc. ("HANARO") was incorporated on September 26, 1997 pursuant to the laws of the Republic of Korea ("Korea"). HANARO was formed following its selection by the Ministry of Information and Communication ("MIC") on June 13, 1997 as the second carrier to provide local telephony services in Korea. HANARO commenced providing local call and high-speed data access, including internet and multimedia access, on April 1, 1999 in the cities of Seoul, Pusan, Ulsan and Incheon.

On November 11, 1998, HANARO was listed on the Korea Securities Dealers Automated Quotation System "KOSDAQ"). HANARO issued ADSs (American Depository Shares) on April 4, 2000, which are traded on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") in the United States of America.

As of December 31, 2001, the shareholders of HANARO are as follows:

	Number of shares	Percentage of ownership (%)
Samsung Electronics Co., Ltd.	23,542,281	8.92
Dacom Corporation	19,754,656	7.48
SK Telecom	15,117,710	5.73
Daewoo Securities Co., Ltd.	12,000,000	4.55
LG Electronics, Inc.	11,175,047	4.23
LG Insurance Co., Ltd.	8,025,156	3.04
LG Telecom Co., Ltd.	5,397,574	2.04
Onse Telecom	3,622,533	1.37
Korea Veterans Welfare Corporation	3,406,050	1.29
Employee stock ownership association	1,745,777	0.66
Others	160,213,216	60.69
	264,000,000	100.00

Beginning in 1997, Korea and other countries in the Asia Pacific region experienced a severe contraction in substantially all aspects of their economies. This situation is commonly referred to as the 1997 Asian financial crisis. In response to this situation, the Korean government and the private sector began implementing structural reforms to historical business practices.

The Korean economy continues to experience difficulties, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The banking industry is currently undergoing consolidation and uncertainty exists with regards to the continued availability of financing. HANARO and its subsidiaries may be either directly or indirectly affected by the situation described above. The accompanying consolidated financial statements reflect management's current assessment of the impact to date of the economic situation on the financial position of HANARO and its subsidiaries. Actual results may differ materially from management's current assessment.

(2) Consolidated Subsidiaries

The consolidated financial statements include the accounts of HANARO and its controlled subsidiaries (collectively referred to as the "Company"). Controlled subsidiaries include majority-owned entities and entities of which HANARO owns more than 30 percent of the total outstanding voting stock and is the largest shareholder. Significant inter-company accounts and transactions have been eliminated in the consolidation. The ownership percentages disclosed in the following table relate to the period that such entities were consolidated.

Subsidiaries	Year control was obtained	Ownership percentage (%) 2000	2001	Primary business
Hanaro Realty Development & Management Co., Ltd.	1999	99.99	99.99	Property management of Hanaro Telecom, Inc.
Hanaro Customer Service, Inc.	1999	99.99	99.99	Customer Q&A and service
Hanaro Web N TV	2000	100.00	100.00	Broadcasting & telecommunication
Hanaro Internetdesk Co., Ltd.	2000	99.99	99.99	Customer service
Hanaro Technologies, Inc.	2000	99.99	99.99	Installation, trouble shooting and maintenance of Hanaro Telecom Inc.'s service
M-commerce Co., Ltd.	2000	52.01	45.80	Mobile E-commerce
Hanaro Telecom America, Inc.	2000	100.00	100.00	Telecommunication service
Dreamline Corporation	2001	-	32.18	Leased line and high-speed data access service
DreamX.net Co.	2001	-	82.44	On-line distribution of digital contents

On December 24, 2001, HANARO acquired 32.18% of Dreamline Corporation's common stock and, accordingly, included Dreamline Corporation and DreamX.net Co., an 82.4 percent-owned subsidiary of Dreamline Corporation in 2001 consolidation. As a result, the Company's consolidated assets and equity increased by ₩521,238 million and ₩147,908 million, respectively, as of December 31, 2001. Revenues and expenses of Dreamline Corporation and DreamX.net Co. in 2001 were not included in the consolidated statements of operations for the year ended December 31, 2001 as the acquisition date of controlling interest was deemed to be on December 31, 2001, which is the nearest book-closing date from the actual acquisition date.

2. <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:</u>

Basis of Presentation

HANARO and its domestic subsidiaries maintain their official accounting records in Korean won and prepares their statutory consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea ("Korean GAAP"). Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these consolidated financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements.

The US dollar amounts presented in these financial statements were computed by translating the Korean won into US dollars at the rate of ₩1,313.50 to US $1.00, the noon buying rate in the City of New York for cable transfers in won as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2001, solely for the convenience of the reader. This convenience translation into US dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

The significant accounting policies followed by HANARO in preparing the accompanying consolidated financial statements are summarized as follows:

Use of Estimates

The preparation of financial statements in accordance with Korean GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The most significant estimates and assumptions relate to the allowance for doubtful accounts and depreciation. Actual results could differ from those estimates and may affect amounts reported in future periods. Management believes that the estimates are reasonable.

Revenue Recognition

Revenue related to installation of service and sale of customer premises equipment is recognized when equipment is delivered and installation is completed. Revenue from monthly recurring service is recognized in the month the service is provided.

Cash and Cash Equivalents

Cash and cash equivalents consist of bank deposits and short-term money market instruments that can be easily converted into cash and whose risk of value fluctuation arising from changes of interest rates is not material. Only investments with maturities of three months or less at the acquisition date are included in cash equivalents. Restricted deposits and current portion of long-term deposits are classified as short-term financial instruments.

Short-term Financial Instruments

Short-term financial instruments primarily consist of time deposits with original maturities of less than one year and repurchase agreements that invest in short-term highly liquid securities. Short-term financial instruments are recorded at cost. Interest income on short-term financial instruments is accrued as earned.

Marketable Securities

Marketable securities are stated at acquisition cost plus incidental expenses. If the fair value of marketable securities differs from the book value determined by the individual moving average method, marketable securities are stated at fair value and the unrealized gain or loss is reflected in current operations.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on the estimated collectibility of individual accounts and historical bad debt experience.

Inventories

Inventories consist primarily of modems and local area network ("LAN") equipment to be leased to customers. Inventories are stated at the lower of cost or net realizable value, cost being determined by the average cost method. If the net realizable value of inventories is lower than cost, inventories are adjusted to net realizable value and the difference between cost and revalued amount is charged to current operations.

Investment Securities

Equity securities held for investment (excluding those accounted for using the equity method discussed in the next paragraph) that are not actively traded (unlisted security) are stated at acquisition cost, determined by the moving average method. Actively quoted (listed) securities, including those traded over-the-counter, are stated at fair value, with the resulting valuation gain or loss reported as a capital adjustment within shareholders' equity. If the fair value of a listed equity security or the net equity value of an unlisted security held for investment declines compared to acquisition cost and is not expected to recover (impaired investment security), the carrying value of the equity security is adjusted to fair value or net equity value, with the resulting valuation loss charged to current operations. If the net equity value or fair value subsequently recovers, in the case of an unlisted security, the increase in value is recorded in current operations, up the amount of the previously recognized impairment loss, and in the case of a listed security, the recovered amount is charged to valuation gain as a capital adjustment within stockholders' equity.

Equity securities held for investment that are in companies in which the Company is able to exercise significant influence over the operating and financial policies of the investees are accounted for using the equity method. The Company's share in the net income or net loss of investees is reflected in current operations. Changes in the retained earnings, capital surplus or other capital accounts of investees are accounted for as an adjustment to retained earnings or to capital adjustments.

Debt securities held for investment are classified as either held-to-maturity investment debt securities or available for sale investment debt securities at the time of purchase. Held-to-maturity debt securities are stated at acquisition cost, determined by the moving average method. When the face value of a held-to-maturity investment debt security differs from its acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the security. Available-for-sale investment debt securities are stated at fair value, with the resulting valuation gain or loss reported as a capital adjustment within shareholder' equity. However, if the fair value of a held-to-maturity or an available-for-sale investment debt security declines compared to the acquisition cost and is not expected to recover (impaired investment security), the carrying value of the debt security is adjusted to fair value, with the resulting valuation gain or loss charged to current operations. If the fair value of the security subsequently recovers, in the case of a held-to-maturity debt security, the increase in value is recorded in current operations, up to the amount of the previously recognized impairment loss, and in the case of an available-for-sale debt security, the recovered amount is charged to valuation gain as a capital adjustment within stockholders' equity.

Valuation of Assets and Liabilities at Present Value

Long-term accounts receivable and long-term accounts payable are valued at their present value as discounted at an appropriate discount rate. Discounts are amortized using the effective interest rate method and recognized as interest expense or interest income over the term of the related accounts.

Property and Equipment

Property and equipment are stated at cost. Expenditures that result in the enhancement of the value or extension of the useful life of the facilities involved are capitalized as additions to property and equipment. Interest expense, discount expense and other financial charges, including certain foreign exchange translation gains and losses on borrowings associated with the manufacture, purchase, or construction of property and equipment, incurred prior to the completing the acquisition, are capitalized. The amount of interest capitalized is ₩6,722 million and ₩5,418 million in 2000 and 2001, respectively.

Depreciation is computed using the straight-line method based on the estimated useful lives of the assets as follows:

	Estimated Useful Lives
Buildings, building facilities and structures	50 years
Machinery	8 years
Vehicles and other	5~8 years

Impairment of Long-Lived Assets

Long-lived assets are subject to review for impairment. When the book value of a long-lived asset exceeds its recoverable value, due to obsolescence, damage or abrupt decline in market value, the decline in value is deducted from the asset's book value and is expensed in the year in which it occurs. Recoverable value is the greater of net realizable value or useful value. Prior to January 1, 1999, under Korean GAAP, there was no accounting standard regarding the impairment of long-lived assets. There was no impact on the Company's results of operations or financial condition upon adoption of the accounting change. The Company did not recognize any impairment losses for the years ended December 31, 1999, 2000 and 2001.

Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership by the end of the lease term, have a term equal to at least 75% of the estimated economic life of the leased property or where the present value of the minimum lease payments at the beginning of the lease term equals or exceeds 90% of the fair value of the leased property are accounted for as financial or capital leases. All other leases are accounted for as operating leases. Assets and liabilities related to financial leases are recorded as property and equipment and long-term debt, respectively, and the related interest is calculated using the effective interest rate method. In respect to operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

Intangibles

Intangibles are stated at cost, net of amortization. Amortization is computed using the straight-line method, based on the estimated useful lives of the assets as described below.

	Estimated Useful Lives
Goodwill	5 years
Property rights of industry	5-10 years
Cable line usage rights	15-20 years
Land rights	20 years
Development costs	1-5 years
Organization costs	3-5 years

Convertible Bonds and Bonds with Warrants

Interest expense on convertible bonds and bonds with warrants is recognized using the effective interest rate, which equalizes the issued amount of bonds to the present value of the future cash outflow of the bonds. Accordingly, the differences between accrued interest and interest paid are presented as an addition to the nominal value of the bonds as a long-term accrued interest account.

Discounts on Debentures

Discounts on debentures are amortized over the redemption period of the debenture using the effective interest rate method. Amortization of discounts is recognized as interest expense.

Accrued Severance Indemnities

All employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. The severance indemnities that would be payable assuming all employees were to resign as of December 31, 2000 and 2001 amount to ₩10,832 million and ₩21,419 million, respectively.

Funding for this liability is not required by law, however, the Company has insured a portion of its obligations for severance indemnities, in order to obtain the related tax benefits, by making deposits with insurance companies. Withdrawal of these deposits, with a balance of ₩28,434 million and ₩1,135 million as of December 31, 2000 and 2001, respectively, is restricted to the payment of severance indemnities. The amounts funded under this insurance plan are classified as long-term financial instruments.

Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay (as defined) to the National Pension Fund in accordance with the National Pension Law of Korea. The Company paid half of the employees' 6 percent portion and is paid back at the termination of service by offsetting the receivable against the severance payments. Such receivables, with a balance of ₩466 million and ₩371 million as of December 31, 2000 and 2001, are presented as deduction from accrued severance indemnities. Starting April 1999, the Company and its employees must pay 4.5 percent each of monthly pay to the National Pension Fund under the revised National Pension Law of Korea.

The Company has entered into a severance insurance plan in accordance with the Labor Standard Law of Korea promulgated in 2000. This plan restricts severance payments directly to the eligible employees and directors, and meets the funding requirement for tax deduction purposes. The amount funded under this severance insurance plan of ₩609 million and ₩3,308 million as of December 31, 2000 and 2001, respectively, is presented as a deduction from accrued severance indemnities.

Changes in accrued severance indemnities for the years ended December 31, 2000 and 2001 are as follows (won in millions):

	Amount			
	2000		2001	
Beginning of period	₩	5,249	₩	9,757
Severance payments		(1,924)		(3,524)
Provision		6,906		12,572
		10,231		18,805
Decrease in payment to National Pension Fund for employees		135		112
Payment for severance insurance deposits		(609)		(1,870)
Increase from changes in consolidated subsidiaries		-		693
End of period	₩	9,757	₩	17,740

Accounting for Foreign Currency Transactions and Translation

The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary accounts with balances denominated in foreign currencies are recorded and reported in the accompanying financial statements at the exchange rates prevailing at the balance sheet date and the translation gains or losses are reflected in current operations. The balances have been translated using the rate announced by the Korea Exchange Bank, which was ₩1,260.00 and ₩1,313.50 to US $1.00 at December 31, 2000 and 2001, respectively.

Income Tax

The provision for income tax consists of the corporate income tax and resident surtax currently payable and the changes in deferred income taxes for the year. The Company recognizes deferred income taxes arising from temporary differences between amounts reported for financial accounting and income tax purposes. Deferred income taxes will be offset against those incurred in the future, if any. Deferred income taxes will be recalculated based on the tax rate in effect at each balance sheet date.

Stock Compensation Expense

For the stock options granted in 1999, compensation expense was calculated as the difference between the stock price at year-end and the exercise price multiplied by the number of stock options. As a result of a change in Korean GAAP, beginning in 2000, the Company records the difference between the present value of the exercise price and the stock price at the grant date as deferred compensation expense with a corresponding credit to the capital adjustment account (using the "minimum value method"). The computed deferred compensation expense is allocated over the contracted vesting period. When the stock options are exercised with the issuance of new shares, the difference between the exercise price plus the stock option cost recorded in the capital adjustment account and the par value of the new shares issued, is recorded as additional paid-in capital.

Loss Per Share

Loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period.

Basic and diluted loss per share for the years ended December 31, 1999, 2000 and 2001 are computed as follows:

	1999		2000		2001	
Net loss (won in millions)	₩	(71,279)	₩	(305,170)	₩	(245,902)
Weighted average number of common shares outstanding (In thousands)		206,868		257,836		264,000
Basic and diluted loss per share	₩	(345)	₩	(1,184)	₩	(931)

Comparative Presentation

Certain accounts of prior years' financial statements are reclassified to conform to the current year's presentation. This reclassification does not affect the net loss and net assets of the prior periods.

3. CASH AND CASH EQUIVALENTS:

Cash and cash equivalents as of December 31, 2000 and 2001 are as follows (won in millions):

	Interest rate per annum (%)	Amount	
	2001	2000	2001
Cash on hand	-	₩ 12	₩ 17
Passbook accounts	1.0	1,830	5,178
Time deposits	4.4 ~ 5.0	50,250	22,300
Time deposits in foreign currency	2.1	-	12,482
Money Market Funds	4.0 ~ 5.6	240,865	160,262
Bankers' notes	-	58,000	-
Notes issued by others	-	5,000	-
Repurchase agreements	4.6 ~ 5.0	-	11,740
Specified money trust	4.9 ~ 5.1	-	53,000
Fixed interest instruments	4.8 ~ 5.5	3,100	28,000
Money Market Deposit Account	3.8 – 5.0	-	5,713
		₩ 359,057	₩ 298,692

4. SHORT-TERM AND LONG-TERM FINANCIAL INSTRUMENTS:

(1) Short-term financial instruments as of December 31, 2000 and 2001 are as follows (won in millions):

	Interest rate per annum (%)	Amount	
	2001	2000	2001
Time deposits	4.4 ~ 7.1	₩ 141,734	₩ 82,040
Repurchase agreements	4.6 ~ 6.5	-	68,000
		₩ 141,734	₩ 150,040

(2) Long-term financial instruments as of December 31, 2000 and 2001 are as follows (won in millions):

	Interest rate per annum (%)	Amount	
	2001	2000	2001
Deposits for checking accounts	-	₩ 12	₩ 31
Severance indemnity insurance deposits	5.0 ~ 6.5	28,434	1,135
Accident insurance deposits	-	33	95
		₩ 28,479	₩ 1,261

5. RESTRICTED DEPOSITS:

As of December 31, 2000 and 2001, the following deposits are subject to withdrawal restriction for guarantee for checking accounts, severance payment and other reasons (won in millions).

	Amount 2000	Amount 2001
Short-term financial instruments:		
Time deposits	₩ 12,300	₩ 53,630
Repurchase agreements	-	5,000
	12,300	58,630
Long-term financial instruments:		
Deposits for checking accounts	12	31
Severance indemnity insurance deposits	28,434	1,135
Accident insurance deposits	33	95
	28,479	1,261
	₩ 40,779	₩ 59,891

6. MARKETABLE SECURITIES:

Marketable securities as of December 31, 2000 and 2001 are as follows (won in millions):

	2000		2001	
	Acquisition cost	Fair value	Acquisition cost	Fair value
Beneficiary Certificates (Equity Securities)	₩ 25,000	₩ 15,318	₩ 25,000	₩ 20,468
Beneficiary Certificates (Debt Securities)	-	-	30,000	30,118
Government Bonds	128	142	143	158
	₩ 25,128	₩ 15,460	₩ 55,143	₩ 50,744

7. INVESTMENT SECURITIES:

(1) Investment securities as of December 31, 2000 and 2001 consist of the following (won in millions):

	Amount 2000	Amount 2001
Listed equity securities	₩ -	₩ 9,336
Non-listed equity securities	21,670	37,419
Debt securities	245	16,851
	₩ 21,915	₩ 63,606

(2) Listed equity securities as of December 31, 2001 are as follows (won in millions):

	2001	
	Acquisition cost	Fair value
LG Telecom Co., Ltd.	₩ 5,396	₩ 8,534
Netsecure Technology, Inc.	1,399	802
	₩ 6,795	₩ 9,336

(3) Non-listed equity securities as of December 31, 2000 and 2001 are as follows (won in millions):

	2000		2001			
Company	Ownership (%)	Book value	Ownership (%)	Acquisition cost	Net asset value	Book value
Korea Information Assurance, Inc.	0.50	₩ 100	0.50	₩ 100	₩ 89	₩ 100
Media Valley, Inc.	5.40	900	5.40	900	497	497
Gameventure, Inc	9.64	1,780	9.64	1,780	411	1,780
C.C.S. Inc.	10.00	4,500	10.00	4,500	1,875	4,500
Dauminternet, Inc.	1.09	1,100	1.11	1,100	212	1,100
Korea Cable Television Suh-kyung Broadcasting Co., Ltd.	-	-	18.18	3,999	2,023	3,999
Korea Cable Television Suwon Broadcasting Co., Ltd.	-	-	2.25	1,894	135	1,894
Korea Cable Television Kyung-nam Broadcasting Co., Ltd.	-	-	8.31	4,311	1,741	4,311
Nae-Il network Co., Ltd.	-	-	16.19	3,400	2,323	3,400
Engineering Benevolent Association	0.03	14	0.03	14	14	14
KDBC-Hanaro Interventure Fund	31.00	3,100	31.00	3,100	3,100	3,100
Dream Venture Fund 1	-	-	50.00	3,000	3,000	3,000
Other		10,176		11,436	6,594	9,724
		₩ 21,670		₩ 39,534	₩ 22,014	₩ 37,419

Non-listed equity securities of which the net asset value declined and is not expected to recover were adjusted to net asset value, with the valuation loss charged to current operations.

8. LOANS TO EMPLOYEES:

Short-term and long-term loans to employees as of December 31, 2000 and 2001 are as follows (won in millions):

	Interest per annum (%)	Amount			
		2000		2001	
		Short-term	Long-term	Short-term	Long-term
Loans to employees for share ownership	-	₩ -	₩ 15,737	₩ 10,199	₩ 6,978
Loans to employees for housing	2.0	720	4,279	880	5,086
Other	-	40	49	70	54
		760	20,065	11,149	12,118
Less: discount on present value		(17)	(3,704)	(444)	(2,260)
		₩ 743	₩ 16,361	₩ 10,705	₩ 9,858

Loans to employees for the purchase of the Company's common shares are secured by the shares purchases. Loans to employees for housing are secured by accrued severance benefits of the borrowing employees. Housing loans borrowed in excess of accrued severance benefits of the borrowing employees require a third-party guarantor.

9. PREPAID EXPENSES AND LONG-TERM PREPAID EXPENSES:

The acquisition cost of personal computers which are related to the Company's PC-PLUS I and II program, are recorded as prepaid expenses at the time of sale and recognized as expense over the three-year term of the agreement. In relation to this, ₩32,893 million and ₩5,836 million are recorded as long-term prepaid expenses as of December 31, 2000 and 2001, respectively, and ₩27,483 million and ₩27,056 million are recorded as prepaid expenses as of December 31, 2000 and 2001, respectively.

10. PROPERTY AND EQUIPMENT:

Property and equipment as of December 31, 2000 and 2001 are as follows (won in millions):

	Amount	
	2000	2001
Land	₩ 129,595	₩ 153,703
Buildings	217,356	234,357
Building facilities	2,496	2,894
Structures	149	3,574
Machinery	2,082,582	3,186,381
Vehicles	927	859
Other	48,386	66,596
Construction in progress	183,503	101,601
Machinery in transit	523	268
	2,665,517	3,750,233
Less: Accumulated depreciation		
Buildings	(6,212)	(11,163)
Building facilities	(85)	(139)
Structures	(13)	(230)
Machinery	(210,578)	(568,651)
Vehicles	(287)	(375)
Other	(9,476)	(23,086)
	(226,652)	(603,644)
	₩ 2,438,865	₩ 3,146,589

Depreciable assets are insured for fire and other casualty losses up to ₩2,304,591 million and ₩2,068,311 million as of December 31, 2000 and 2001, respectively.

The market value of the Company's land based on the official price of land (published by Ministry of Construction and Traffic) is ₩98,116 million and ₩135,516 as of December 31, 2000 and 2001, respectively.

11. INTANGIBLES:

(1) Intangibles as of December 31, 2000 and 2001 are as follows (won in millions):

	Amount	
	2000	2001
Goodwill	₩ 14,969	₩ 11,329
Property rights of industry	66	168
Cable line usage rights	12,865	13,680
Development costs	7,066	3,113
Land rights	-	74
Organization costs	14	1
Other	1,335	2,515
Negative goodwill (Note 12)	-	(29,938)
	₩ 36,315	₩ 942

(2) Amortization of intangibles for the years ended December 31, 1999, 2000 and 2001 is as follows (won in millions):

	Amount		
	1999	2000	2001
Goodwill	₩ 191	₩ 3,697	₩ 3,751
Property rights of industry	-	-	17
Cable line usage rights	33	623	715
Development costs	1,739	6,840	13,990
Land rights	-	-	4
Other	12	145	309
	₩ 1,975	₩ 11,305	₩ 18,786

(3) Changes in development costs (intangibles) for the years ended December 31, 1999, 2000 and 2001 are as follows (won in millions):

	Amount		
	1999	2000	2001
Beginning of year	₩ -	₩ 2,396	₩ 7,066
Increase	4,135	11,510	10,649
Amortization	(1,739)	(6,840)	(13,990)
Recognition of impairment loss	-	-	(612)
End of year	₩ 2,396	₩ 7,066	₩ 3,113

(4) ₩2,348 million, ₩7,499 million and ₩7,133 million of ordinary research and development costs were charged to expense as incurred for the years ended December 31, 1999, 2000 and 2001, respectively.

12. NEGATIVE GOODWILL:

(1) On December 24, 2001, HANARO acquired 32.18% of Dreamline Corporation (DREAMLINE)'s common stock for ₩39,530 million. The acquisition was accounted for using purchase method, with the ₩29,938 million excess of the fair value of DREAMLINE's net assets over the acquisition cost being assigned to negative goodwill. Negative goodwill shall be recognized as income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable or amortizable assets.

Results of operations of DREAMLINE and DreamX.net Co. are not included in the consolidated statements of operations for the year ended December 31, 2001 as the acquisition date of controlling interest were deemed to be on December 31, 2001, which is the nearest book-closing date from the actual acquisition date.

(2) Consolidated financial information of DREAMLINE and DreamX.net Co., its majority-owned subsidiary as of December 31, 2000 and 2001 is as follows (won in millions):

	Amount	
	2000	2001
Current assets	₩ 75,589	₩ 85,876
Non-current assets	508,996	504,830
Total assets	₩ 584,585	₩ 590,706
Current liabilities	₩ 121,146	₩ 126,278
Non-current liabilities	227,477	247,862
Total liabilities	₩ 348,623	₩ 374,140
Minority interests	₩ -	₩ 694
Operating revenue	₩ 82,390	₩ 145,499
Operating income (loss)	(48,638)	6,182
Ordinary loss	(53,310)	(19,492)
Net loss	(53,310)	(20,087)

13. LEASES:

(1) The Company has operating lease agreements for the rights to use various underground facilities to house its fiber-optic cable network, leased lines, telecommunication equipments and automobiles with Metropolitan Subway Corp., Powercomm Corp., Dacom Corp., Cisco Systems Capital Korea Ltd. and AVIS RENT A CAR Co. The payment schedule for the operating leases is as follows (won in millions):

	Amount				
Year	Underground facilities	Leased lines	Telecommunication equipments	Automobiles	Total
2002	₩ 5,022	₩ 37,852	₩ 8,626	₩ 1,179	₩ 52,679
2003	5,022	19,332	8,626	446	33,426
2004	5,022	15,713	7,796	35	28,566
2005	5,022	15,713	-	-	20,735
	₩ 20,088	₩ 88,610	₩ 25,048	₩ 1,660	₩ 135,406

(2) The Company also has capital lease agreements with Korea Hewlett Packard Co., LG Card Services Corp., Samsung Card Co., Ltd., Cisco Systems Capital Korea Ltd. and Korea Development Leasing Corp. for certain machinery and equipment. As of December 31, 2000 and 2001, the acquisition cost of machinery and equipment under capital leases was ₩26,287 million and ₩76,355 million, respectively, and depreciation expenses related to the these capital leases for the years ended December 31, 2000 and 2001 amount to ₩1,121 million and ₩4,986 million, respectively.

The future annual payments under these capital lease agreements as of December 31, 2001 are as follows (won in millions and dollar in thousands):

	Principal			Interest			Total lease payment
Year	Korean won	US dollars	Won equivalent	Korean won	US dollars	Won equivalent	
2002	₩ 30,795	$ 3,759	₩ 4,937	₩ 6,045	$ 858	₩ 1,127	₩ 42,904
2003	26,562	4,118	5,409	3,022	499	655	35,648
2004	15,806	2,733	3,589	1,175	127	167	20,737
2005	5,949	146	193	192	3	4	6,338
	₩ 79,112	$ 10,756	14,128	₩ 10,434	$ 1,487	1,953	₩ 105,627
			79,112			10,434	
Total won amount			93,240			₩ 12,387	
Less: Current portion			(35,732)				
			₩ 57,508				

14. SHORT-TERM BORROWINGS:

Short-term borrowings as of December 31, 2000 and 2001 are as follows (won in millions):

	Interest rate per annum (%)	Amount	
	2001	2000	2001
Bank overdraft	10.00	₩ 32,448	₩ 2,899
General loans	0.00 ~ 12.00	75,000	3,019
Issuance of commercial paper	7.55 ~ 8.25	-	55,000
Collateralized Bond Obligation	12.58	-	9,600
Loans in foreign currency	2.88	1,248	95
		(JPY 104,813,468)	(JPY 9,400,000)
		₩ 108,696	₩ 70,613

15. LONG-TERM DEBT AND DEBENTURES:

(1) Long-term debt in local currency as of December 31, 2000 and 2001 is as follows (won in millions):

	Interest rate per annum (%)	Amount	
	2001	2000	2001
Information promotion fund	5.00 ~ 7.25	₩ 69,603	₩ 159,727
General loans	6.00 ~ 9.94	-	66,712
		69,603	226,439
Less: Current portion		(6,705)	(18,568)
		₩ 62,898	₩ 207,871

(2) Long-term debt in foreign currency as of December 31, 2000 and 2001 is as follows (won in millions, dollars in thousands):

	Interest rate per annum (%)	US dollars		Won equivalent	
	2001	2000	2001	2000	2001
Facility loans	9.16	$ 41,299	$ 29,860	₩ 52,036	₩ 39,221
Less: Current portion		(11,439)	(12,523)	(14,412)	(16,449)
		$ 29,860	$ 17,337	₩ 37,624	₩ 22,772

(3) Debentures as of December 31, 2000 and 2001 are as follows (won in millions and dollar in thousands):

Debtor	Category	Interest rate per annum (%) 2001	Amount 2000	Amount 2001
HANARO	General debentures	7.84 ~ 10.23	₩ 834,000	₩ 845,250
	Bonds with warrants	4.50	-	131,350 (US$ 100,000)
	Convertible bonds	2.00	-	27,800
DREAMLINE	General debentures	6.06 ~ 11.14	-	252,000
	Bonds with warrants	8.00	-	39,348
			834,000	1,295,748
Less:	Current portion		(43,750)	(256,500)
	Discount on debentures		(18,317)	(14,577)
Add:	Long-term accrued interest		-	4,700
			₩ 771,933	₩ 1,029,371

(4) On March 6, 2001, HANARO issued bonds with stock warrants ("13th debenture") denominated in foreign currency of US$ 100,000 thousand with a zero coupon interest rate and a guaranteed interest rate of 4.5% after one year from issuance. The warrants may be exercised from June 6, 2001 to February 6, 2006. The exercise price is ₩5,000 at an exchange rate of ₩1,235.70 to US$1.00. Up to 24,714,000 shares can be issued if all warrants are exercised.

On July 20, 2001, DREAMLINE issued bonds with stock warrants ("25th debenture") of ₩39,348 million with a zero coupon interest rate and a guaranteed interest rate of 8.0% after one year from issuance. The warrants may be exercised from October 20, 2001 to July 13, 2004. The exercise price is ₩5,000 and up to 7,869,600 shares can be issued if all warrants are exercised.

In connection with the above bonds with stock warrants, the Company recorded ₩4,694 million as long-term accrued interest, which is shown as an addition to debentures, as of December 31, 2001.

The above bonds with stock warrants have a right to claim early repayment after one year from issuance. HANARO repaid them in full amount on March 6, 2002 with recognizing loss on redemption of debentures of ₩4,265 million.

(5) On December 24, 2001, the Company issued convertible bonds ("16th debenture") with a 1.0% coupon interest rate and a guaranteed interest rate on maturity of 2.0%. The bonds may be converted into common stock from December 24, 2002 to December 23, 2004 at the conversion price of ₩5,000. For the bonds, which are not converted, the Company will redeem them with a premium calculated by applying the compound interest rate method to the difference between the guaranteed interest rate and the coupon interest rate. In relation to these convertible bonds, the Company recorded ₩6 million as long-term accrued interest, which is shown as an addition to debentures, as of December 31, 2001.

(6) The schedule of principal payments of debentures and long-term debt (excluding capital lease obligations explained in Note 13) as of December 31, 2001 is as follows (won in millions and dollars in thousands):

Year	Debentures Korean won	Long-term debt Korean won	Long-term debt in foreign currency US dollar	Long-term debt in foreign currency Won equivalent	Total
2002	₩ 256,500	₩ 18,568	$ 12,523	₩ 16,449	₩ 291,517
2003	694,500	61,704	13,711	18,009	774,213
2004	169,648	72,010	3,626	4,763	246,421
2005	43,750	45,147	-	-	88,897
2006	131,350	29,010	-	-	160,360
	₩1,295,748	₩ 226,439	$ 29,860	₩ 39,221	₩ 1,561,408

(7) A substantial portion of property and equipment, short-term financial instruments and investment securities is pledged as collateral for various borrowings up to ₩668,814 million as of December 31, 2001.

16. ADVANCE RECEIVED AND LONG-TERM ADVANCE RECEIVED:

In October 2001, HANARO transferred beneficiary certificates with a total value of ₩341,000 million issued by a trustee bank to Hanafos Securitization Speciality Co., Ltd. ("Hanafos") in exchange for the right to receive certain of HANARO's future trade receivables, which are expected to arise from October 2001 to April 2004. Hanafos then issued Asset Backed Securities (ABS) amounting to ₩309,000 million on October 31, 2001, of which the subordinate debt investment of ₩9,000 million was purchased by HANARO and ₩300,000 million was purchased by third party investors. ₩300,000 million of the proceeds from the issuance of ABS was remitted to HANARO. The ₩309,000 million was recorded by HANARO as long-term advances received. The long-term advances received are reduced against trade receivables as incurred. HANARO recognizes the difference between the trade receivables and the eliminated long-term advances received as loss on disposal of trade receivables. The balance of long-term advances and advances received (current) as of December 31, 2001 amounts to ₩155,482 million and ₩97,618 million, respectively, and ₩4,100 million was recorded as loss on disposal of trade receivables in 2001.

17. FORWARD EXCHANGE CONTRACT:

On March 7, 2001, HANARO entered into a foreign currency forward contract with Dong Yang Investment Bank to hedge the exposure to changes in the foreign currency exchange rate, in case of early repayment of bonds with stock warrants denominated in foreign currency. HANARO recognized ₩2,519 million of valuation gain on forward exchange contract at December 31, 2001. The forward exchange contract is as follows:

Contract period	Forward rate (KRW/US$)	Amount
2001.3.7 ~ 2002.3.4	1,270.00	US$ 50,000,000

18. SHAREHOLDERS' EQUITY:

(1) The Company has authorized 480,328,800 shares of ₩5,000 par value common stock, of which 264,000,000 shares have been issued as of December 31, 2001.

(2) The Company issued American Depository Shares based on 24,000 thousand common shares as authorized by the Board of Directors on March 29, 2000. Cash proceeds of ₩120,000 million were recorded as common stock and ₩278,797 million cash proceeds in excess of par value, net of common stock issuance costs, were recorded as capital surplus.

(3) The losses applicable to the minority in M-commerce Co., Ltd. ("M-commerce"), a subsidiary of HANARO, have exceeded the minority interest in the equity of M-commerce by ₩894 million as of December 31, 2001 and, accordingly, the excess amount has been charged to HANARO. If M-commerce subsequently reports profits, such profits is allocated to HANARO until the minority's share of losses previously absorbed by HANARO has been fully recovered.

19. STOCK OPTION PLAN:

The Company has stock option agreements with the Chief Executive Officer, senior managers, and employees of the Company. The details of the stock options granted as of December 31, 2001 are as follows (won in millions):

	Grant Date	Number of shares	Exercise price/share	Method	Exercise period
HANARO	1999. 3. 1	50,000	₩ 5,630	New stock issue	2002. 3. 1~2007. 2.28
	1999.10. 1	120,000	19,910	New stock issue	2002.10.1~2007. 9.30
	2000. 3.17	1,640,642	17,750	New stock issue	2003. 3. 3~2008. 3. 3
DREAMLINE	2000. 3.21	13,000	108,169	New stock issue	2003.3 22~2007. 3.21

In relation to the stock options granted in 1999, compensation expense was calculated as the difference between the stock price at year-end and the exercise price multiplied by the number of stock options. The Company recorded a capital adjustment and compensation expense, respectively, of ₩194 million in 1999. However, in 2000, this amount was reversed as non-operating income due to downward movement of the stock price.

The Company values stock options granted based on the minimum value method (see Note 2), which is recognized as an expense over the period in which the stock options are vested. The compensation expense was calculated as ₩8,062 million for the stock options granted by HANARO and nil for the stock options granted by DREAMLINE. Total compensation expense of ₩8,062 million was allocated over the vesting period, and the compensation expense charged to capital adjustments in 2000 and 2001 was ₩1.802 million and ₩1,088 million, respectively.

If the compensation cost for the Company's stock option plans, which were granted in 2000, had been determined based on the fair value method at the grant dates for awards, the Company's ordinary loss, net loss, ordinary loss per share and net loss per share would have been reduced as follows (won in millions, except per share amount):

	Korean Won			
	2000		2001	
Ordinary loss	₩	309,699	₩	250,212
Net loss	₩	307,782	₩	247,307
Ordinary loss per share	₩	1,194	₩	937
Net loss per share	₩	1,194	₩	937

The fair value of the option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000: dividend yield of nil, expected volatility of 93.8 percent, risk-free interest rate of 9.0 percent, expected exercise lives of 3 to 7 years and expected forfeitures per year of 3%. Total compensation cost based on the fair value method was calculated as ₩18,389 million.

20. OPERATING EXPENSES:

Significant accounts of operating expenses for the years ended December 31, 1999, 2000 and 2001 are as follows (won in millions):

	Amount		
	1999	2000	2001
Salaries and wages	₩ 35,293	₩ 66,406	₩ 81,487
Provision for severance indemnities	2,878	5,562	11,388
Depreciation	43,561	175,477	307,761
Advertising	21,676	30,201	40,032
Ordinary research and development cost	2,348	7,499	7,133
Telecommunication equipment lease expenses	31,868	51,794	106,587
Maintenance	9,337	23,440	40,307
Selling expenses	2,313	42,329	47,090
Sales commissions	5,100	107,491	146,306
Interconnection charges	3,174	34,132	68,138
Commissions	2,011	11,857	44,900
Outsourcing services	10,542	13,917	15,539
Amortization	1,975	11,305	18,786
Other	11,663	66,005	65,881
	₩ 163,739	₩ 647,415	₩1,001,335

21. INCOME TAX AND DEFERRED INCOME TAXES:

Income Tax

The statutory corporate income tax rate (including resident surtax) applicable to the Company is approximately 30.8 percent in 1999, 2000 and 2001. Income tax is calculated as follows (won in millions):

	Amount		
	1999	2000	2001
Income taxes currently payable	₩ -	₩ (7)	₩ (107)
Changes in temporary differences	2,554	(50)	72
Tax effects of net loss carry forward	3,014	-	-
Income tax (expense) benefit	₩ 5,568	₩ (57)	₩ (35)

Deferred Income Taxes

Deferred income taxes reflect the tax effects on prior years' tax losses, tax credits, and temporary differences between the carrying amount of assets and liabilities for financial accounting purposes and the amounts used for income tax purposes.

Accumulated temporary differences and deferred taxes as of December 31 2000 and 2001 are as follows (won in millions):

	Amount 2000		Amount 2001	
Unearned income	₩	(8,021)	₩	(4,058)
Stock option expense		1,802		2,890
Accrued severance indemnities		84		8,132
Impairment loss on investment securities		-		3,594
Valuation loss on marketable securities		9,682		4,415
Development cost		(5,493)		(1,251)
Present value discount		3,927		7,038
Depreciation		323		1,832
Long-term accrued interest		-		4,700
Gain on valuation of forward exchange contract		-		(2,519)
Other		334		2,130
		2,638		26,903
Less: Temporary differences excluded (*)		(2,032)		(26,001)
		606		902
Statutory tax rate (%)		30.8		29.7
Deferred income tax assets	₩	187	₩	269

(*) As of December 31, 2000 and 2001, HANARO and DREAMLINE did not recognize deferred income tax assets for temporary differences due to the uncertainty of future realization of the deferred tax benefits.

22. RELATED PARTY TRANSACTIONS:

(1) Significant transactions between HANARO and its subsidiaries during 2000 and 2001 are as follows (won in millions):

2000

	Revenue		Expenses		Key-money deposits		Payables	
Hanaro Realty Development & Management Co., Ltd.	₩	-	₩	9,728	₩	344	₩	1,246
Hanaro Customer Service, Inc.		12		10,350		-		1,192
Hanaro Internetdesk Co., Ltd.		-		7,674		-		8
Hanaro Technologies, Inc.		1		4,521		-		5
Hanaro Web N TV		20		3,433		199		369
M-commerce Co., Ltd.		35		158		-		13
Hanaro Telecom America, Inc.		-		449		-		320
	₩	68	₩	36,313	₩	543	₩	3,153

2001

	Revenue		Expenses		Key-money deposits		Payables	
Hanaro Realty Development & Management Co., Ltd.	₩	27	₩	14,144	₩	1,409	₩	1,307
Hanaro Customer Service, Inc.		8		12,551		-		1,424
Hanaro Internetdesk Co., Ltd.		45		14,150		-		1,484
Hanaro Technologies, Inc.		18		12,286		-		655
Hanaro Web N TV		91		4,971		305		61
M-commerce Co., Ltd.		-		3		-		-
Hanaro Telecom America, Inc.		-		4,720		-		-
	₩	189	₩	62,825	₩	1,714	₩	4,931

(2) Transactions with shareholders for the years ended December 31, 2000 and 2001 are as follows (won in millions):

Revenues:

	Transaction	Amount 2000	Amount 2001
Samsung	Service fee	₩ 5,266	₩ 12,251
Dacom	〃	7,445	12,839
SK Telecom	〃	9,603	17,983
Onse Telecom	〃	991	3,594
LG	〃	248	3,151
		₩ 23,553	₩ 49,818

Purchases:

	Transaction	Amount 2000	Amount 2001
Samsung	Purchase of machinery and equipment, other	₩ 183,794	₩ 43,346
Dacom	R&D expenses and other	47,812	55,720
SK Telecom	Interconnection charges, other	8,199	18,217
Onse Telecom	Rental fee for submarine cable	13,558	5,671
LG	Purchase of machinery and equipment, other	75,810	25,844
Daewoo Securities	Purchase of land and buildings	-	2,144
		₩ 329,173	₩ 150,942

(3) Balances with shareholders as of December 31, 2000 and 2001 are as follows (won in millions):

	Assets 2000	Assets 2001	Liabilities 2000	Liabilities 2001
Samsung	₩ -	₩ -	₩ 36,328	₩ 34,842
Dacom	368	285	6,739	5,468
SK Telecom	-	-	607	-
Onse Telecom	-	-	111	-
LG	-	2,834	20,714	11,721
	₩ 368	₩ 3,119	₩ 64,499	₩ 52,031

23. COMMITMENTS AND CONTINGENCIES:

(1) As of December 31, 2001, the Company has been provided US$ 10,000 thousand of payment guarantees by Korea Exchange Bank in connection with the issuance of letters of credit.

(2) As of December 31, 2001, the Company has provided 10 blank promissory notes and 1 blank check as collateral to the related financial institutions such as KDB Capital Corp., Samsung Card Co., Ltd. and LG Card Services Corp. in connection with its borrowings and lease agreements. In addition, the Company has provided a check for ₩100 million as collateral to Seoul Guarantee Insurance in connection with a guarantee for the discharge of a payment obligation.

(3) Under the Telecommunications Basic Law and the Telecommunications Business Law of Korea (collectively the "Telecommunications Law"), the Company, as well as other license holders, are required to make annual contributions to public R&D funds under the terms of the licenses granted by the Korean government. Under the Company's license, the Company is required to make an annual contribution equal to 1% of the Company's total annual service revenues derived from voice and leased line services. This rate is effective through the end of 2001. The Telecommunications Law also requires the Company, among other provisions, to make R&D related expenditures to support and promote small and medium-sized companies. The Company recognized ₩459 million in 2000 and ₩833 million in 2001 as an expense.

(4) As of December 31, 2001, the Company has overdraft agreements with Hanvit Bank and others with a maximum line of credit of ₩26,000 million.

24. EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE:

(1) Hanaro Customer Service, Inc. and Hanaro Internetdesk Co., Ltd., subsidiaries of HANARO, merged on January 16, 2002 and changed its name to Hanaro Telephone & Internet Information, Inc.

(2) M-commerce Co., Ltd., a subsidiary of HANARO, reduced its paid-in capital by 80.97% without remuneration according to the resolution at the shareholders' meeting held on January 24, 2002 and HANARO's ownership interest in M-commerce Co., Ltd. has been decreased from 45.80% to 30.29%.

(3) A certain portion of stock warrants, which HANARO's 13th bonds with warrants is endowed, was exercised subsequent to the balance sheet date. As of this report date (March 26, 2002), US$ 29,200 thousand (7,216,488 shares) has been claimed exercised and US$ 70,800 thousand (17,497,512 shares) remains unexercised.

(4) HANARO issued general debentures of ₩200,000 million and Bonds with stock warrants of US$ 100,000 thousand subsequent to the balance sheet date as follows (won in millions and dollar in thousands):

	Interest rate per annum (%)	Due	Amount	
17-1st general debentures	6.00	2002~2004	₩	60,000
17-2nd general debentures	6.00	2002~2004	₩	40,000
18th bonds with warrants	8.00	2002~2007	$	100,000
19-1st general debentures	6.00	2002~2004	₩	80,000
19-2nd general debentures	6.00	2002~2005	₩	20,000

The bonds with stock warrants of US$ 100,000 thousand ("18th debenture") were issued on February 26, 2002 with a zero coupon interest rate and a guaranteed interest rate on maturity of 8.0% for the purpose of early repayment of the 13th bonds with stock warrants of US$ 100,000 thousand. The warrants over the bonds with stock warrants is 15% or US$ 15,000 thousand and may be exercised from May 26, 2002 to January 26, 2007. The exercise price is ₩7,388 at an exchange rate of ₩1,321.20 to US$1.00 and the exercise price is scheduled to change quarterly based on the market price of the related stock.

The above bonds with stock warrants have a right to claim early repayment on August 26, 2003 at 112.2369% of the principal of the bonds with stock warrants.

25. SEGMENT INFORMATION:

The Company's reportable segments are strategic business units that offer different products and services. The segments are managed separately based on the difference in products and services, technology and marketing strategies. The Company has three reportable operating segments: voice services, lease line and broadband services. Voice services include all services provided to fixed line customers, including local services. Lease line services consist of the leasing of dedicated fiber optic lines over which customers transmit voice and data. Broadband services include high-speed data transmission services over ADSL (Asymmetrical Digital Subscriber Line) and internet access services. The operations of all other operating segments, which fall below the reporting thresholds, are included in the other segment below, and include entities providing real estate management services and customer services. The accounting policies of the segments are the same as those described in Note 2 to the financial statements.

Segment information for the years ended December 31, 1999, 2000 and 2001 is as follows (won in millions):

1999	Voice	Leased Line	Broadband	Others	Total
Revenue	₩ 4,540	₩ 1,766	₩ 16,520	₩ 656	₩ 23,482
Operating loss	33,583	13,088	85,380	8,206	140,257
Tangible and intangible assets	340,927	52,249	435,777	3,434	837,387
Capital expenditure and advance payments for property and equipment	156,618	55,363	358,559	6,438	576,978
Depreciation and amortization	10,730	4,467	27,111	1,489	43,797

2000	Voice	Leased Line	Broadband	Others	Total
Revenue	₩ 34,089	₩ 8,767	₩ 284,159	₩ 15,789	₩ 342,804
Operating loss	28,121	33,621	234,412	8,457	304,611
Tangible and intangible assets	499,289	94,016	1,840,113	41,762	2,475,180
Capital expenditure and advance payments for property and equipment	365,088	68,746	1,345,521	10,583	1,789,938
Depreciation and amortization	37,198	7,004	137,093	5,974	187,269

2001	Voice	Leased Line	Broadband	Others	Total
Revenue	₩ 61,803	₩ 17,252	₩ 700,873	₩ 50,793	₩ 830,721
Operating loss	77,713	5,011	58,416	29,474	170,614
Tangible and intangible assets	623,205	297,835	2,060,528	165,964	3,147,532
Capital expenditure and advance payments for property and equipment	135,163	7,840	419,253	30,811	593,067
Depreciation and amortization	35,024	11,096	263,509	17,869	327,498

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hanaro Telecom, Inc.

Date: May 6, 2002

By: Kyu June Hwang

Name: Kyu June Hwang

Title: Managing Director